Annex I

To the Distribution Agreement by and between

SSgA Active ETF Trust and State Street Global Markets, LLC

Fund	Symbol
SPDR SSgA Multi-Asset Real Return ETF	RLY
SPDR SSgA Income Allocation ETF	INKM
SPDR SSgA Global Allocation ETF	GAL
SPDR Blackstone/GSO Senior Loan ETF	SRLN
SPDR SSgA Ultra Short Term Bond ETF	ULST

Dated: October 09, 2013